RX Safes, Inc.

670 Du Fort Avenue

Henderson, NV, 89002

April 28, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Pamela Long

Re:	RX Safes, Inc. Registration Statement on Form S-1 Filed February 7, 2014 File No. 3800193800

Dear Mrs. Long:

I write on behalf of RX Safes, Inc., (the “Company”) in response to Staff’s letter of March 5, 2014, by Pamela Long, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed March 5, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Registration Statement Cover Page

1.                   It appears that you are relying on Rule 415 under the Securities Act of 1933 to conduct this offering on a continuous basis. Please check the Rule 415 box on the registration statement cover page, as well as indicate your status as a smaller reporting company by checking the appropriate box.

In response to this comment, the Company checked the Rule 415 box and the Smaller Reporting Company box as requested.

2.                   Our EDGAR system indicates that your primary standard industrial classification code number is 3490. Please revise accordingly.

In response to this comment, the Company revised the SIC Code as requested to 3490.

Prospectus Cover Page

3.                   With respect to the aggregate proceeds of the offering, please revise to also disclose the anticipated net proceeds from the offering assuming the sale of 25%, 50% and 75% of the shares that you are offering. Refer to Item 501(b)(3) of Regulation S-K.

In response to this comment, the Company revised its disclosure to include the anticipated net proceeds from the offering assuming the sale of 25%, 50% and 75% of the shares the Company.

4.                   Please disclose here the term of the offering period. Refer to “Term of offering” disclosure on page four.

In response to this comment, the Company included the term of the offering period in the prospectus cover page.

Prospectus Summary, page 4

5.                   You disclose that if you raise less than the maximum offering proceeds, the development of your business “could be adversely affected.” In the risk factor “Our investors may lose their entire investment …” on page six, you disclose that your plan specifies a minimum amount of $585,000 in additional operating capital to operate for the next twelve months. As this amount appears to correspond to 25% of the offering proceeds after payment of the offering expenses, please revise your disclosure to state that you must sell a minimum of 25% of the securities covered by this registration statement in order to continue as a going concern.

In response to this comment, the Company included the requested disclosure.

Risk Factors, page 6

Our investors might lose their entire investment…, page 6

6.                   Please revise this risk to reflect the correct date of your auditor opinion. We note on page F-1 that the opinion is dated January 14, 2014.

In response to this comment, the Company included the correct date as requested for the December 31, 2013 audited financials.

The drug safety market is a fledgling industry…, page 7

7.                   Please disclose the basis supporting the statistics cited in this risk factor.

In response to this comment, the Company’s sources are attached and highlighted to this response letter.

Because we do not have exclusive agreements with third party manufacturers…, page 7

8.                   Please modify this risk to state that you currently use only one third party manufacturer, Good Promotions, Ltd. Please ensure that you comply with this comment anywhere in the filing where you discuss relations with third party manufacturers. In addition, please either expand this risk factor or include a separately captioned risk to discuss how rules and regulations governing business in China may impact your business given your dependency on this foreign manufacturer.

In response to this comment, the Company modified the risk factor to state that the Company only uses one third party manufacturer and expanded the risk factor to include risks associated with using a Chinese manufacturer.

Our financial and operating results often vary significantly from quarter to quarter…, page 8

9.                   Some of the factors you identify as impacting your results of operations do not appear to apply to your business. In this regard, please refer to factors in bullet points one, three and six. Please revise your disclosure accordingly.

In response to this comment, the Company revised the risk factor to remove the factors that do not apply to the Company’s business.

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Our lengthy and variable sales cycle…, page 8

10.                Given the limited amount of your product offerings, please revise your disclosure to identify the products with a lengthy sales cycle, as well as the type of customers that require approval for purchase. In this regard, we note that your largest targeted market is consumers (refer to “Consumer Market” disclosure on page 31); thus it is not readily apparent whose approval for purchase they need to obtain. Please also revise your disclosure to quantify what constitutes a large order depending on the channels of distribution used.

In response to this comment, the Company provide clarification on product approvals and disclosed the same. The Company removed the disclosure about large orders as that was inapplicable to the Company.

We may be subject to repair, replacement…, page 10

11.                To the extent that you have experienced malfunctions or product failures forcing you to recall or make replacement products, please disclose this fact. In this regard, we note disclosure on page 23 stating that you have spent the last year redesigning the core electronics technology and mechanical locking mechanism of your safes. In addition, we also note disclosure in the middle of page 26 stating you hired a security expert who identified a number of deficiencies with the mechanical/industrial design of the earlier version of the product.

In response to this comment, the Company included in the risk factor the product deficiencies and failures experienced before the redesign.

If we fail to attract and retain qualified senior executive and key technical personnel…, page 11

12.                As drafted, this risk appears to apply to any company in any industry. Please revise your disclosure to identify the unique aspects of knowledge and experience that your management and key technical personnel must possess as they relate to your business.

In response to this comment, the Company revised the risk factor to identify the unique skills and experience of Lorraine Yarde and personnel that the Company will need moving forward.

Insiders will continue to have substantial control…, page 12

13.                Your disclosure here of directors and officers percentage of beneficial ownership is inconsistent with the percentages disclosed on page 46 under your Security Ownership of Certain Beneficial Owners section. Please ensure that the accurate ownership percentages are disclosed throughout the filing.

In response to this comment, the Company reconciled the disclosures to show accurate ownership percentages throughout the prospectus.

Use of Proceeds, page 14

14.                In the tabular disclosure, please revise to correspond footnote (5) to “Inventory” and footnote (6) to “Working capital.”

In response to this comment, the Company revised the footnote numbers to correspond to the correct category.

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15.                With respect to your operating cash requirements for the next twelve months and your intended use of the offering proceeds, in an appropriate section of the filing, please discuss the extent to which you are actually using funds in your operations on a monthly basis. Within each of the categories of the needed capital, please identify the significant steps or milestones that will need to complete in implementing your business plan and the projected timeline for achieving each step, especially if you are only able to raise the minimum amount necessary to continue your business operations.

In response to this comment, the Company updated its MD&A to disclose the breakdown for G&A expenses to provide the reader an historical perspective on operating costs. The company updated its plan of operation to provide the significant steps and milestones to implement its business plan.

Dilution, page 15

16.                Please represent your dilution analysis at the most recent practicable date.

In response to this comment, the Company updated its dilution analysis to December 31, 2013.

Plan of Distribution, page 16

17.                Please elaborate on the manner in which the securities will be offered by your officers or directors. For example, how will they identify those who might have an interest in purchasing shares? Please provide us copies of any materials that your officers and directors intend to use to solicit investors.

In response to this comment, the Company revised the disclosure to state that officers and directors intend to solicit friends, family members and business acquaintances using the prospectus as the materials for those potential investors.

18.                Please disclose that the person offering the securities on your behalf may be deemed to be an underwriter of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act.

In response to this comment, the Company included the requested disclosure.

Procedures for Subscribing, page 18

19.                To the extent that prospective investors will be signing a subscription agreement in connection with their investment, please ensure to file a form of this agreement as an exhibit to the registration statement with your next amendment.

In response to this comment, the Company included a subscription agreement as an exhibit the amended registration statement.

Directors, Executive Producers, Promoters, and Control Persons, page 18

20.                Please provide corporate governance disclosure in accordance with Item 407(a) of Regulation S-K.

In response to this comment, the Company included a disclosure in compliance with Item 407(A) of Regulation S-K as requested.

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21.                Please describe the principal occupations of each of Ms. Yarde and Dr. Kutzner during the past five years, identifying also the timeline for each occupation. In this regard, we note for example, that you have not identified the years during which Ms. Yarde was involved with bioMETRX. Also, please refrain from using abbreviated terms without identifying their respective meaning (refer to terms such as DES and PCB in Dr. Kutzner’s biography). For each of the company’s directors, disclosure must also discuss the specific experience, qualifications, attributes or skills that led to the conclusion that she should serve as your director in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

In response to this comment, the Company revised its disclosure to include the years Ms. Yarde spent with BioMETRX, to define terms related to Dr. Kutzner’s biography and to explain the experience, qualifications, attributes and skills that led the Company to have each of Ms. Yarde and Dr. Kutzner on the board.

In response to this comment, the Company updated officer and director employment histories as required by Item 401 of Regulation S-K.

22.                Please revise your disclosure to provide an objective measure by which you determined the success of Dr. Kutzner’s businesses.

In response to this comment, the Company removed the word successful in relation to Dr. Kutzner’s businesses.

Description of Securities, page 19

Warrants and Options, page 20

23.                To the extent that the warrants granted on January 23, 2011 and February 10, 2011 expired prior to being exercised, please revise the tabular disclosure accordingly.

In response to this comment, the Company revised the table to exclude the expired warrants.

Description of the Business, page 23

General

24.                When applicable, please use the most current statistics available with respect to market and industry data. Many of the statistics you currently cite are not from the most recent edition of the publications you reference. We note for example that the U.S. Department of Health and Human Services updated its Drug Abuse Warning Network Methodology Report in November 2012, and the Center for Disease Control had its most recent EIS Conference in April 2013. If true, please confirm that all market and industry data represents information that was not commissioned by you for use in this registration statement.

In response to this comment, the Company updated its disclosure for the most data available in the references used. The Company did not commission any of the data disclosed in the prospectus.

Business Overview, page 23

25.                Please revise your disclosure to provide the basis for your claim that you are “experts in identity-based security utilizing fingerprint recognition technology” and that your products are competitively priced.

In response to this comment, the Company revised the disclosure to state that “Our CEO and director, Ms. Yarde, has years of experience designing, developing and marketing consumer based security fingerprint products including garage door openers, front door locks, thermostats and mail boxes through multiple distribution channels, in prior companies.”

26.                Please reconcile your disclosure that you have over “25 years experience in the consumer security marketplace” with your disclosure on page 18 that Ms. Yarde has “9 years [of] experience in the biometric industry.” Based on your disclosures it appears that Ms. Yarde is your only employee with related industry experience.

In response to this comment, the Company revised its disclosure to state that “Our company, led my Ms. Yarde, has 9 years of experience in the consumer security marketplace focusing on access control devices incorporating cutting edge, fingerprint technology.”

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The Problem and the Challenge, page 24

27.                Please remove references to third-party websites from your disclosures. Please see our Use of Electronic Media, Interpretive Release No. 33–7856, April 28, 2000 for guidance regarding the use of hyperlinks in your prospectus.

In response to this comment, the Company removed all references to third-party websites as requested.

28.                Please revise to provide the basis for your statement that “almost every pharmacy in the country failed to provide any locking storage safes for sale to support the advice of its professionals.”

In response to this comment, the Company removed the disclosure.

Principal Products and Potential Markets, page 24

29.                We note your disclosure that theft of equipment and supplies in hospitals “represents a potential loss of $3.9 billion annually.” Please disclose what percentage of this amount relates to prescription-type drugs loss or theft. If this information is not available, then either remove this statistic, or otherwise provide context to how this statistic would relate to your market opportunity.

In response to this comment, the Company removed the disclosure.

RX DrugSAFE Products, page 26

30.                In the third paragraph, please provide specific examples of how the fingerprint technology was enhanced to make the product easier to program and operate.

In response to this comment, the Company provided specific examples of how the fingerprint technology was enhanced to make the product easier to program and operate.

Technology, page 27

31.                Please disclose how you determined that you “use the industry’s most proven technology.”

In response to this comment, the Company revised the disclosure to state that, “Based on our many years of experience with this technology, we believe that we offer the industry’s most efficient technology to deliver accurate fingerprint imaging, secure matching, low power consumption to conserve battery life and reduced processor load for fast image capture and matching technology.”

32.                Please discuss the manner in which you obtained your fingerprint sensors from Authentec. To the extent that you have entered into an agreement with Authentec regarding the use of its TruePrint technology, please file such agreement as an exhibit to the registration statement. To the extent applicable, please expand your Trademark, Copyright and Patent Protection disclosure on page 30 to include a summary of the material terms of the agreement in the filing.

In response to this comment, the Company does not have an oral or written agreement with Authentic. The sensors are acquired through a third party source via the Company’s manufacturing partner. Each sensor sold comes with its own license as part of the sale.

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RX DrugSAFE Pro for Professional Use, page 28

33.                Please provide support for your claim that “[m]ost private practice physicians store pharmacology samples in unsecure cabinets or lockers” and that they “do not secure their prescription pads further than the top of their desks, and presently, home healthcare workers do not have a secure way to transport medications and syringes to a patient’s home.” To the extent that these claims are based on management’s experience in the industry, so disclose.

In response to this comment, the Company included a disclosure to state that this information is based on the experience of management.

Future Products, page 30

34.                Clearly disclose the products which are currently available for sale, as well as indicate an estimated timeline when you expect your second and third line of products to reach the market.

In response to this comment, the Company disclosed the products ready for sale and provided the timeframe for expected completion of the Company’s other two products.

Consumer Markets, page 32

35.                On your company’s website, www.rxdrugsafe.com, you include information about your products being available at RiteAid, Waltmart, drugstore.com and Walgreens. Based on our review of these websites, it does not appear that your products are currently available to be purchased through those websites. In addition, on your website we also note the tab “FDA Registered” which appears to imply that your products are FDA registered. Based on your page 38 disclosure, you have not yet obtained this registration. Please ensure that the information on your website accurately describes the current state of your business.

In response to this comment, the Company will remove the FDA notation from its website. As far as the retailers the Company states the product can be purchased through, the products were sold online through these retailers and as soon as the Company has inventory of the newly designed products it will be making these available through these channels again.

Retail Pharmacies, page 32

36.                Please clarify whether disclosure about reengaging with McKesson and Cardinal Health infers that you have to negotiate new distribution arrangements with these suppliers. In addition, with respect to the first sentence in the first paragraph on page 33, please clarify that you are not currently a supplier to Amerisource Bergen Drug Corporation.

In response to this comment, the Company clarified the disclosures regarding the distributors as requested.

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37.                Please expand your disclosure to discuss the material terms of your reseller relationship with Epic Pharmacies (in addition to the special discount pricing available to Epic members). Please also explain the process by which you became an approved vendor of Drugstore.com.

In response to this comment, the Company included the material terms of the reseller agreement with Epic. The Company also explained the process by which it became an approved vendor of DrugStore.com

Online Resellers, page 33

38.                Briefly describe the key terms of the online reseller program.

In response to this comment, the Company described the key terms of its reseller program.

Medical Professionals, page 33

39.                You disclose that you “have received endorsements from a number of physicians in various specialties.” Please qualify this disclosure by stating how these endorsements were made and the names of physicians making these endorsements.

In response to this comment, the Company included specific instances and names of endorsers.

40.                In the last paragraph of your disclosure, please specify the percentage of sales that the medical practices receive automatically on the sales generated from their practice. Please also disclose whether this program has actually been implementing in any medical practices.

In response to this comment, the Company revised its disclosure to state that the program has not yet been established and the Company has not established any details on percentages that participating medical practices would receive.

Government Regulation and Legislative Developments, page 38

Manufacturing/R&D, page 38

41.                You disclose that Good Promotions contracts with a specialist electronics manufacturer for the production of the fingerprint module. In light of your disclosure that you license your fingerprint technology from a third party, please revise your disclosure to explain how the manufacturing of the fingerprint module is facilitated.

In response to this comment, the Company added the following disclosure: “The fingerprint sensor that is used in the current fingerprint module in our Rx DrugSAFE product contains intellectual property that is not specifically owned by Rx Safes, Inc, However, each sensor chip comes with an individual license to use the intellectual property from the manufacturer and this license cost is factored into the cost of the sensor. The design of the overall fingerprint module that is produced by our electronics manufacturer, incorporates the fingerprint sensor as a part of the design and it is the overall design of the electronic module and its functionality that is covered by the claims in the patent to which we have a license.”

42.                Given your various distribution channels, please expand your disclosure to describe how the orders are placed and how they are shipped.

In response to this comment, the Company expanded its disclosure to describe how orders are placed and how they are shipped.

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Employees, page 39

43.                In Ms. Yarde’s biographical information you disclose that she is also involved in other businesses such as Axius Healthcare Security, Axius Consulting, and Axius Entertainment. Given that both Ms. Yarde and Dr. Kutzner dedicate less than full time to the company’s business, please disclose any potential conflicts that may arise due to the executive officers’ other business interests.

In response to this comment, the Company expanded the disclosure to disclose Ms. Yarde’s other obligations and added a risk factor to address potential conflicts.

Management’s Discussion and Analysis of Financial Condition and Plan of Operation, page 40

Plan of Operations, page 40

44.                You disclose that you have applied $246,000 for Research and Development. With a view towards disclosure, please tell us how you were able to fund your research and development efforts. In this regard, we note that based on your page F-22 disclosure and disclosure related to sales of unregistered securities starting on page 50, it appears that you have compensated your consultants mostly through grants of shares and warrants. In addition, given your disclosure that you contract with a number of consultants in the operation of your business (refer to “Employees” disclosure on page 39), please elaborate on the process of product development and identify any third parties instrumental to your re-designing efforts and technical improvements. We note that you identify a large majority of consultants as doctors, marketing consultants or consultants for corporate consulting services.

In response to this comment, the Company explained that it funded R&D efforts with shares of its stock, and elaborated on how R&D was conducted. The Company further explained what it plans to do in the next twelve months to get products ready for sale.

45.                Please disclose the location of your warehousing facilities provided by Exxtra Express. Please also describe the process of how the orders will be fulfilled. In light of your disclosure that you plan to order approximately 10,000 units, please discuss your manufacturer’s annual production capacity of your products.

In response to this comment, the Company described the warehousing facilities and order procedures in its “Shipping” section. The Company’s manufacturer has access to multiple facilities and a 10,000 unit order would not be a problem.

Emerging Growth Company Status, page 44

46.                Please revise your disclosure to describe the extent to which any of the exemptions as an emerging growth company would be available to you as a Smaller Reporting Company.

In response to this comment, the Company has chosen to opt out of whatever exemptions are available as an emerging growth company and disclosed the same in its initial S-1 filing. As such, any disclosure about what is available to the company would be academic and unnecessary.

Certain Relationships and Related Party Transactions, page 44

47.                Please clarify what Ms. Yarde’s “position” was/is with Axius Consulting Group and whether the consulting agreement with Axius is still outstanding. In this regard, please observe the disclosure requirements of Item 404(a)(4) of Regulation S-K, as well as disclose the total amount of consulting fees paid to Axius in the last two fiscal years (refer to related disclosure on page F-9 to the financial statements). With a view towards disclosure, please tell us why the fees paid to Axius would not constitute compensation paid to or earned by Ms. Yarde, which compensation must be disclosed as “All Other Compensation” in the summary compensation table. Please refer to Item 402(n)(2)(ix) of Regulation S-K.

In response to this comment, Ms. Yarde is the co-founder and minority shareholder of Axius Consulting Group. The consulting agreement was not renewed on July 1, 2013. Ms. Yarde received compensation through our agreement with Axius Consulting Group, Inc. Certain payments made directly on behalf of the principals of Axius, in the form of health insurance payments of $32,977 in 2013. Ms. Yarde received $11,542 of those health insurance payments, which are listed as “Other Compensation” above in the Summery Compensation Table for 2013.

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48.                Please disclose the nature of the assets purchased from Axius. Please also revise your disclosure to explain whether the Patent and Licensing Rights Agreement with bioMETRX refers to your license of fingerprint technology necessary for the production of your product. If true, please reconcile your disclosure here with page 27 disclosure stating that “[yo]ur fingerprint sensor from Authentec, the global leader in silicon fingerprint technology, uses its patented TruePrint technology, …, which means that unlike any other fingerprint technologies, the solution we use is capable of reading virtually every fingerprint every time, regardless of skin conditions.” Your “Trademark, Copyright and Patent Protection” disclosure on page 30 must clearly identify the technology subject to the “exclusive license to use patent number 6,766,040…” and the parties to the related license agreement.

In response to this comment, the assets purchased from Axius are included in the amended registration statement. The Company clarified its disclosure about its exclusive license to use patent number 6,766,040, which covers the system and method for capturing, enrolling and verifying a fingerprint and covers the technology used in the Company’s products, from the technology the company licenses from Authentic. The company further disclosed the relevant claims of the patent as they relate to the design of the fingerprint user interface used in the Company’s products and the parties to the agreement.

49.                Please ensure to discuss whether any royalties have been paid under the bioMETRX agreement. Please file the agreement with bioMETRX as an exhibit to the registration statement.

In response to this comment, the Company revised its disclosure to state that no royalties have been paid to date. The agreement was included as an exhibit as requested.

50.                We note that Mark Basile resigned as a director of your board on August 2, 2012. Since he would be considered a related person pursuant to Instruction 1 to Item 404 of Regulation S-K, please disclose the approximate dollar value of Mr. Basile’s interest in the July 1, 2010 consulting agreement with Axius Consulting Group. We note that Mr. Basile was the CEO of Axius Consulting Group as disclosed in Note 3 on page F-9 to the financial statements.

In response to this comment, Mark Basile was not a director or 10% shareholder of the Company at the period required for related party transactions, from the beginning of the Company’s last fiscal year to the present.

Executive Compensation, page 45

Summary Compensation Table

51.                Please include a footnote disclosing all assumptions made in valuing Ms. Yarde’s stock award. Refer to Instruction 1 to Items 402(n)(2)(v) and (vi) of Regulation S-K. In addition, please disclose the material factors that led to Ms. Yarde being awarded $5,000,000 in stock awards in fiscal year 2012. Refer to Item 402(o) of Regulation S-K.

In response to this comment, the Company included in the narrative to the summary compensation table the the assumptions made in valuing her 4,000,000 shares at $0.25. The Company further disclosed the factors related to her being awarded the stock.

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Narrative to Compensation Table, page 45

52.                Please reconcile your disclosure that you “do not currently compensate [your] officers with any regularity” with your disclosure on page 11 that your “compensation programs are intended to attract and retain and attract the employees required for [you] to be successful.” If you do have a compensation program currently in effect, please disclose the key terms of such program. Please note that to the extent that compensation has been earned, it must be disclosed in the year for which the services were performed, regardless of whether or not it was paid.

In response to this comment, the Company does not have any compensation programs and removed the disclosure.

53.                Please update your financial statements and corresponding financial information included throughout the filing to comply with Rule 8-08 of Regulation S-X.

In response to this comment, the Company updated its financial statements in the amended registration statement.

54.                The inception to date columns included in your audited financial statements are labelled unaudited and the auditor does not refer to the inception to date periods in their report. We remind you that auditor association with cumulative amounts from inception included in annual financial statements is required for as long as you are in the development stage. In this regard, please ensure that the cumulative amounts from inception through the latest audited balance sheet are audited, labelled as audited, and referred to in the corresponding auditor report.

In response to this comment, the updated audit report and financials include the inception to December 31, 2013 numbers.

Report of Independent Registered Public Accounting Firm, page F-1

55.                The auditor’s report is addressed to the board of directors in Jericho, NY, rather than Henderson, NV. Please advise.

In response to this comment, revised auditor report correctly mentions Henderson.

Note 10. Subsequent Events, page F-13

56.                Please also disclose the actual date through which subsequent events were evaluated. Refer to ASC 855-10-50-1.

In response to this comment, the subsequent event footnote now refers to the date as required.

Item 15. Recent Sales of Securities, page 50

57.                Please amend the title of this section to reflect that the sales of these securities were unregistered. Refer to Item 15 of Form S-1 and Item 701 of Regulation S-K.

In response to this comment, the Company revised the title to reflect such.

58.                We note disclosure that Mr. Basile received two grants of 20,000,000 shares of the company’s common stock on June 1, 2010 and January 3, 2012, respectively. To the extent Mr. Basile continues to hold 40,000,000 shares of the company’s common stock, based on the total number of shares outstanding, he would qualify as a beneficial owner of approximately 35% of the company’s common stock. Please advise. Please note that if he continues to beneficially own more than 5% of the company’s voting securities, Mr. Basile must be identified as a beneficial owner in the beneficial ownership table on page 46 of the registration statement. Refer to Item 403(a) of Regulation S-K.

In response to this comment, Mr. Basile does not own more than 5% of the Company’s voting securities.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Lorraine Yarde

Lorraine Yarde

Enclosure (Acknowledgment by the Company)

(Citation Reference)

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RX Safes, Inc.

670 Du Fort Avenue

Henderson, NV 89002

Via EDGAR

April 29, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Pamela Long, Assistant Director

Re:	RX Safes, Inc. Registration Statement on Form S-1 Filed February 7, 2014 File No. 333-193800

Dear Mrs. Long:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated March 6, 2014 by Pamela Long, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RX Safes, Inc.

/s/ Lorraine Yarde

By:	Lorraine Yarde
Chief Executive Officer

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CITATION REFERENCE

Comment #7 - Please disclose the basis supporting the statistics cited in this risk factor.

Page 7:

This public health threat requires an all-out effort to raise awareness in the public about proper use, storage, and disposal of these powerful drugs. Retail pharmacies, pharmaceutical companies, as well as the government, have only offered educational programs in the hopes that education will prevent teen prescription drug abuse. It has not. The fact is that more teens take prescription drugs now than they did 5 years ago, deaths from prescription drug overdoses have skyrocketed, yet still, the public and the profession have not provided consumers a real solution. But regardless of these scary statistics and the more widespread publicity on the issue of prescription drug abuse, according to a statement by Nora Volkow, Director of the National Institute on Drug Abuse (NIDA), on Scientific Research on Prescription Drug Abuse before the US Senate Judiciary Committee, Subcomittee on Crime and Drugs, Wednesday March 12, 2008, most people don’t lock up their prescription medications, nor do they discard them when they are no longer needed for their intended use, making them vulnerable to theft or misuse.

CITE: http://www.drugabuse.gov/about-nida/legislative-activities/testimony-to-congress/2008/03/scientific-research-prescription-drug-abuse

Page 23:

The Problem and Challenge

A study by the National Drug Abuse Warning Network (DAWN) found the overall, medical emergencies related to nonmedical use of pharmaceuticals increased 132 percent in the period from 2004 to 2011, with opiate/opioid involvement rising 183 percent.. DAWN also estimates that over 1.2 million ED visits involved nonmedical use of prescription medicines, over-the-counter drugs, or other types of pharmaceuticals in 2011.

CITE: http://www.samhsa.gov/data/2k13/DAWN2k11ED/DAWN2k11ED.htm#high4

Page 24:

According to a report on Prescription Drug Trends by the Kaiser Family Foundation, the number of prescriptions dispensed in the US in 2009 increased 2.1% (from 3.8 billion to 3.9 billion), a larger growth rate than the 1.0% increase in 2008 over 2007. From 1999 to 2009, the number of prescriptions increased 39% (from 2.8 billion to 3.9 billion), compared to a US population growth of 9%. Because of the new prevalence of these drugs in US households along with the fact that these medications are typically not locked up and easily accessible, such availability is thought to be one of the main factors contributing to the growing issue of abuse among young adults.

CITE: http://kaiserfamilyfoundation.files.wordpress.com/2013/01/3057-08.pdf

Page 25:

In addition to the consumer market, according to a market research study conducted by SK&A, there are approximately 230,187 physician practices in the US.- In addition, according to the American Hospital Association, there are approximately 5,724 registered US hospitals and countless ambulatory surgery centers, emergency medical clinics assisted living facilities, in the United States. Each sector represents multiple potential sales and use of our products.

CITE: http://www.skainfo.com/ & http://www.aha.org/research/rc/stat-studies/fast-facts.shtml

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